The United Kingdom Fund Inc.



Results of Special Meeting of Shareholders (unaudited)











On February 25, 1998, a special meeting of shareholders of the Fund was held and the following matters were voted upon:







(1) To approve a new investment management agreement between the Fund and Mercury Asset Management International Channel Islands
Ltd., the Fund's investment manager.







Votes For  Votes Against   Votes Withheld     Non-Votes
2,098,970     519,776          13,091         1,379,818








(2) To approve a new investment advisory agreement between Mercury Asset Management International Channel Islands Ltd., and Mercury Asset Management International Ltd., the Fund's investment adviser.







Votes For   Votes Against   Votes Withheld   Non-Votes
2,094,610     522,076          15,151        1,379,818